SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q18 Results

2Q18 (1)	1Q18 (2)	2Q17 (3)	Var.% (1/3)	1H18 (4)	1H17 (5)	Var. % (4/5)
Net Operating Revenues (R$ million)	3,605.8	3,348.7	3,173.2	13.6	6,954.5	6,470.2	7.5
Operating Costs and Expenses (R$ million)	2,997.9	2,786.6	2,699.4	11.1	5,784.5	5,207.1	11.1
Operating Income (R$ million)	538.4	520.9	260.9	106.4	1,059.3	927.9	14.2
Net Income (R$ million)	352.6	339.6	151.0	133.5	692.2	568.3	21.8
Earnings per share (R$)[1]	1.27	1.21	0.51	147.9	2.48	2.01	23.5
EBITDA (R$ million)	833.3	767.8	707.2	17.8	1,601.1	1,713.3	(6.6)
Return on Shareholders' Equity (annualized)[2]	9.4%	9.0%	4.1%	129.8	9.1%	7.7%	18.0
Grid Market (GWh)	7,530	7,515	7,264	3.7	15,045	14,748	2.0
Capex (R$ million)[3]	603.5	668.7	629.4	(4.1)	1,272.2	1,199.6	6.0
EBITDA Margin	23.1%	22.9%	22.3%	3.7	23.0%	26.5%	(13.1)
Operating Margin	14.9%	15.6%	8.2%	81.6	15.2%	14.3%	6.2
Net Margin	9.8%	10.1%	4.8%	105.5	10.0%	8.8%	13.3

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Jun-18	Mar-18	Dec-17	Sep-17	Jun-17
Power Purchase Average Rate - Copel Dis [1]	195.30	165.32	161.18	184.88	152.14
Retail Average Rate - Copel Dis[2]	421.66	402.65	403.17	404.99	379.77
Sales to Distributors Average Rate - Copel GeT[3]	214.19	212.22	211.76	211.03	208.36

Indicators	Jun-18	Mar-18	Dec-17	Sep-17	Jun-17
Equity (R$ Thousand)	16,180,850	15,833,907	15,510,503	15,717,885	15,315,591
Net debt (R$ Thousand)	8,159,514	8,401,759	8,495,080	7,898,628	7,708,410
Book Value per Share (R$)	59.13	57.86	56.68	57.44	55.97
Net debt/ Shareholders' Net Equity[4]	62.9%	65.6%	63.4%	60.6%	61.8%
Current Liquidity	0.8	1.0	0.9	0.8	0.8

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$19.21 CPLE6 | R$21.92	ELP | US$ 5.58 XCOP | € 4.78	Market value | R$5.6 bi * Quotes 06.30.2018

Earnings Release 2Q18

LIST OF CONTENTS

1. Main Events in the Period	3

2. Financial Performance	7
2.1 Operating Revenues	7
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	10
2.4 EBITDA	10
2.5 Financial Result	11
2.6 Consolidated Net Income	11
2.7 Consolidated Income Statement	12

3. Main Account and Changes Balance Sheet	13
3.1 Main Accounts	13
3.2 Balance Sheet – Assets	17
3.3 Debt	16
3.4 Balance Sheet – Liabilities	21

4. Performance of the Main Companies	0
4.1 Copel Geração e Transmissão	20
4.2 Copel Distribuição	21
4.3 Copel Telecomunicações	23
4.4 Accounting Information	24

5. Investment Program	25

6. Power Market and Tariffs	26
6.1 Captive Market – Copel Distribuição	26
6.2 Grid Market (TUSD)	27
6.3 Electricity Sales	27
6.4 Total Energy Sold	28
6.5 Energy Flow	29
6.6 Tariffs	31

7. Capital Market	33
7.1 Capital Stock	33
7.2 Stock Performance	34
7.3 Dividends and Interest on Own Capital	35

8. Operating Performance	36
8.1 Power Generation	36
8.2 Transmission	43
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	46
8.6 New Projects	46

9. Other Information	49
9.1 Human Resources	49
9.2 Main Operational Indicators	50
9.3 Conference Call 2Q18 Results	51

Exhibit I – Consolidated Cash Flow Statement	52
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	53
Exhibit III – Financial Statements by Company	56

* Amounts subject to rounding.	2

Earnings Release 2Q18

1. Main Events in the Period

COPEL reported an EBITDA of R$833.3 million in 2Q18, a 17.8% increase as compared to R$707.2 million verified in 2Q17. This result was mainly impacted by the increase of 7.4% in the volume of eletricity sales to final consumers and the reduction of 6.7% with personnel and management costs, in addition to the reversal of impairment and indemnities from suppliers.

Copel’s adjusted EBITDA for non-recurring items reached R$751.4 million in the period, a 0.1% increase compared to 2Q17 (R$750.4 million). More details in item 2.

Tariff Adjustment of Copel Distribuição

Through Resolution 2402 of June 19, 2018, ANEEL approved the tariff adjustment of Copel Distribuição, with an average effect of 15.99% to be perceived by captive consumers, as shown in the table below:

This adjustment was fully applied to Copel Distribuição's tariffs as of June 24, 2018.

 Annual Permitted Revenue - 2018/2019 (APR)

On June 26, 2018, Aneel ratified the Annual Permitted Revenue (APR) of the transmission assets of Copel Geração e Transmissão for the 2018/2019 cycle, totaling R$733.9 million, of which R$348.5 million correspond to RBSE’s indemnification of Agreement 060/2001. See more details in item 8.2.

Generation Annual Revenue - 2018/2019 (GAR)

Through the Ratification Resolution 2.421, of July 17, 2018, Aneel established the Generation Annual Revenues of hydroelectric power plants under the quota regime of Law No. 12.783. With this, Copel GeT now receives a GAR, referring to the HPP Gov. Pedro V. Parigot de Souza (GPS), of R$119.2 million. It should be noted that, since January 1, 2017, 30% of the assured power of the HPP GPS is available for sale by Copel GeT.

 Commercial Startup - LT Araraquara II - Taubaté

On July 19, 2018, the Araraquara II - Taubaté transmission line started its commercial operation. The project, owned 100% by Copel GeT, has a length of 334 kilometers and crosses 28 cities in São Paulo to connect Araraquara II substation, located in the city of Araraquara-SP, to the Taubaté substation, located in the city of Taubaté-SP. The group has a concession until October 2040 and adds R$29.8 million to Copel GeT’s APR. The new line enables the full flow of energy from the Madeira river (Jirau and Santo Antônio power plants) and will

* Amounts subject to rounding.
3

Earnings Release 2Q18

improve the quality of the electric power supply to the Southeast region of Brazil, reinforcing the reliability of the National Interconnected System (SIN).

Colíder HPP

The Colíder HPP, which is being built in the Teles Pires river, located in the state of Mato Grosso, has suffered impacts on its Schedule and the first power unit is scheduled for August 2018, while the third and last is expected to start operating in December 2018. The project is under the final stage of installation and commissioning and will add 300MW to the Copel GeT’s portfolio. Copel GeT has been meeting its electric energy supply commitments as follows:

- from January 2015 to May 2016: with leftovers of uncontracted electric energy in its other power plants;

- from June 2016 to December 2018: partial reduction in June 2016 through a Bilateral Agreement and from July 2016 to December 2018 with reduction of all Agreements of Electric Energy Trading in Regulated Environment - CCEARs, through a Bilateral Agreement and the participation in the Compensation Mechanism of Leftovers and Deficits - MCSD of New Electric Energy.

On April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder. See more details in item 8.1.

Wind Farm Complex Cutia

The start date of the Cutia wind farm was revised to August 2018. According to the Reserve Energy Agreement [CER - Contrato de Energia de Reserva], the revenue foreseen for the period from October 1, 2017 until the commercial start-up of each generating unit of the wind farms will be withheld and will be used to reduce the reimbursements due for an eventual annual and/or quadrennial generation below the hired amount, while the eventual positive amount remaining will be recorded as credit.

It is worth noting that, according to CER, the non-delivery of the energy amount does not subject the seller to the financial exposure in the Short-Term Market. See more details in item 8.1.

HPP Baixo Iguaçu

The start date for the first generation unit of Baixo Iguaçu Hydroelectric Power Plant, previously scheduled for November 2018, was revised to January 2019. At the construction site, the activities of second phase diversion, assembly of the powerhouse and spillway are in full swing, as are the land and social-environmental programs. See more details in item 8.1.

Earnings Release 2Q18

Provisions and Reversals

The Company recorded R$99.6 million in provisions in 2Q18, of which R$67.2 million related to labor and employee benefits, R$51.8 million for civil and administrative matters, R$16.9 million to allowance for doubtful accounts (PECLD) and R$0.6 million to other issues. These provisions were partially offset by the reversals of R$18.9 million related to tax matters and R$18.0 million to impairment. Of the balance presented, R$45.1 million are considered non-recurring and are related to a collective labor lawsuit.

Issue of R$1.0 billion in debentures – Copel GeT

On July 31, 2018, Copel carried out the 4th Issue of Simple and Unsecured Debentures, not convertible into shares, in a single series, for public distribution, pursuant to CVMI 476/2009, in the total amount of R$1.0 billion. One billion (1,000,000,000) debentures were issued, with a par value of R$1.00, maturity of five years as of the issue date and amortization in three annual installments: in the 3rd, 4th and 5th years. The debentures will be remunerated with an interest corresponding to the accumulated variation of 126% of the average daily rates of Interbank Deposits (DI). The funds raised were used to redeem the 4th Issue of Copel GeT’s Promissory Notes, as well as to pay the 1st installment of amortization of the 2nd Issue of Debentures, also of Copel GeT.

Amendment of Copel's Bylaws

At its 197th Extraordinary Shareholders’ Meeting held on June 28, 2018, the Board of Directors approved the amendment to the Company's Bylaws, which realizes the compliance to the best practices of corporate governance and adjusts it to the scenario of legal changes related to the subject, both at federal and state levels. The amendments represent the improvement of its content, especially concerning the provisions of Federal Law 13303/2016, of CVM Instruction 586/2017, as well as the compliance with and validation of programs for governance, integrity and sustainability platforms.

Election of members of the Fiscal Council

Due to the conclusion of the previous term of office, the members listed below were elected, by majority vote, to the Fiscal Council during the 2018/2019 term of office, at the 63rd Annual Shareholders’ Meeting (ASM) held on June 15, 2018:

Fitch Reaffirms Copel’s National Rating – ‘AA-(bra)’

On August 10, 2018, Fitch Ratings has reaffirmed the Long-Term National Rating ‘AA-(bra)’ of Copel, its wholly- owned subsidiaries, Copel Geração e Transmissão and Copel telecomunicações and their respective issues of debentures, with a Stable outlook.

Earnings Release 2Q18

According to Fitch’s press release, Copel's and its subsidiaries' ratings are based on the strong generation of operational cash flow and the adequate financial flexibility of the group. The analysis also reflects the group's performance as an integrated energy company, with important generation, transmission and distribution assets.

Copel Telecom - Review of the Investment Program

The Company's Board of Directors, at its 175th Extraordinary Meeting, held on August 14, 2018, resolved to reduce R$50.0 million in the amount originally estimated in the Copel Telecom investment program for 2018, going from R$340.2 million to R$290.2 million.

Copel Distribuição wins Abradee’s Quality Management Award

Copel Distribuição won the title of Best in Management Quality in Brazil and as best distributor in the South of the Country from Abradee award. The award, promoted by the Brazilian Association of Electric Energy Distributors (Abradee), was announced on July 19, 2018. Created 20 years ago, Abradee award evaluates the main companies in the segment across the Brazilian territory under different performance approaches.

Curitiba tests mobile charge to avoid customer cuts

Copel Distribuição implemented in Curitiba a pilot project developed with the purpose to reduce customer’s NPL and, above all, to avoid the costs and loss of satisfaction involved in the suspension of the supply due to the lack of payment of the electric power bill.

The project allows customers to pay their outstanding bills when company’s technician makes the visit to cut the supply.  To do so, technicians will be equipped with online machines of debit and credit card, generating outstanding bills in the machine itself and giving the customers one final chance to solve their pending payment, including with an option to pay in up to 12 installments.

In two weeks of operation, the teams avoided 237 cuts in the supply, which would have been carried out if consumers had not paid the debts during the visit of the electricians.

Earnings Release 2Q18

2. Financial Performance

The analyzes below refer to the second quarter of 2018 and to the first half of the year when compared to the same period of 2017.

2.1 Operating Revenues

In the second quarter of 2018, the net operating revenue totaled R$3,605.8 million, an 13.6% increase when compared to the R$3,173.2 million reported in 2Q17, mainly due to the up of 19.1% in “eletricity sales to final customers”, due to 7.4% growth in volume of electric energy sold to final consumers - notably the 3.3% growth in Copel Dis’s captive market and the sale of 464 GWh to free clients of Copel Comercialização - and the tariff adjustment of Copel Distribuição implemented as of June 24, 2017, which adjusted the electric energy tariff (TE) by 10.28%.

The following are also noteworthy:

(i) the 6.1% increase in “use of the main distribution and transmission grid”, due to the 3.7% growth in the grid market of the start-up of new transmission assets and the adjustment applied to APR as of July 2017, discounted from the elimination of the balance from intercompany revenue of the group (Copel GeT and Copel Distribuição) referring to Existing System Basic Network (RBSE), which was recognized in GeT’s revenue during 2016 and early 2017;

(ii) the positive result of R$315.9 million in sectorial financial assets and liabilities (against R$67.8 million in 2Q17), due to higher electricity purchased for resale, reflection of the upper hydrological deficit (19.4% in 2Q18 versus 15.9% in 2Q17), and higher average PLD (302.68 / MWh in 2Q18 vs R$282.96 / MWh in 2Q17);

(iii) the 24.8% decrease in “electricity sales to distributors”, due to the electric energy allocation strategy of Copel GeT and the lower GSF (80.6% in 2Q18 vs. 84.1% in 2Q17), leading to a smaller sales volume in the short-term market.

In addition, the following items also presented variations:

(iv) a 19.0% growth in the “telecommunications revenue” due to the expansion of the service to new customers;

(v) a 4.9% decrease in “distribution of piped gas”, due to the reduction in consumption of natural gas; and

(vi) a 21.1% increase in “other operating revenues”, mainly from lease and rentals and fines.

Earnings Release 2Q18

In the first half of 2018, the net operating revenue increased by 7.5%, mainly due to the 17.7% growth in the revenue of “electricity sales to final customers” resulting from the growth in free clients at Copel Comercialização and the tariff adjustment of Copel Distribuição valid as of June 24, 2017, which adjusted the energy tariff (TE) by 10.28%.

2.2 Operating Costs and Expenses

In 2Q18, operating costs and expenses increased by 11.1%, totaling R$2,997.9 million. This increment is mainly due to the higher expenses with “system usage charges”, due to the TUST adjustment in June 2017, when the indemnification referring RBSE-assets started to incorporate the APR. The chart "charges of the main distribution and transmission grid" was still affected by the readjustment rate of transmission of Itaipu's energy.

Operating costs and expenses were also affected by the 10.4% increase in the costs with “electricity purchased for resale”, mainly due to the purchase of 782 GWh in 2Q18 (over 210 GWh in 2Q17) by Copel Comercialização.

The following changes are also noteworthy:

Earnings Release 2Q18

(i) a 6.5% decrease in PMSO, except for estimated losses, provisions and reversals, notably: (a) a R$21.2 million reduction (6.7% fell vs. 2Q17) in “Personnel & Management” due to the reduction in the number of employees (8,104 employees at the end of June of 2018, compared to 8,453 in June 2017); and (b) the 48.1% decrease in “other costs and expenses operating” due to the R$72.1 million refund from suppliers of assets of Brisa Complex’s wind farms. These reductions were partially offset by the 13.6% increase in third-party services, mainly due to the maintenance of the electric energy system.

Disregarding the effect of the indemnification provision referring to PDI (reversal of R$0.2 million in 2Q18 and provision of R$12.0 million in 2Q17), personnel costs decreased by 2.9%, equivalent to R$9.0 million, over 2Q17.

(ii) a 1.1% increase in "provisions and reversals", totaling R$99.6 million in 2Q18, mainly due to the recording of R$67.2 million in labor provisions and R$51.8 million in civil matters and administrative expenses, partially offset by the reversal of R$18.0 million related to impairment, due to the improvement in the expectation of commercialization of energy from the Colíder plant;

(iii) an 14.4% increase in “raw material and supplies - energy production” due to the higher generation of electric power by TPP Figueira;

(iv)  an 6.3% decrease in “natural gas and supplies for gas business”, resulting from the decrease in the consumption of natural gas.

Earnings Release 2Q18

In the first half of 2018, operating costs and expenses totaled R$5,784.5 million (11.1% up). This result was mostly impacted by (a) the 101.9% increase in “charges of the main distribution and transmission grid”, caused by mainly due to the higher expenses with charges for use of the system - the basic network, due to the adjustment in TUST in June 2017, when the indemnity related to RBSE assets began to incorporate APR, and the readjustment in the transmission rate of the Itaipu; and (b) the 10.6% increase in “eletricity purchase for resale”, due to purchase by Copel Comercialização.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

2.4 EBITDA

In 2Q18, earnings before interest, taxes, depreciation and amortization reached R$833.3 million, 17.8% higher than the R$707.2 million recorded in 2Q17, mainly explained by the higher volume of energy sold to final consumers, which increased the revenues from “electricity sales to final customers”. EBITDA was also impacted by non-recurring events, particularly the R$72.1 million increase from suppliers of wind farm assets in the Brisa Potiguar Complex and the provision of R$45.1 million referring a collective labor lawsuit.

Excluding the extraordinary effects, the adjusted EBITDA would be 0.1% higher YoY.

The following table presents the items considered in the calculation of the Adjusted EBITDA.

Earnings Release 2Q18

2.5 Financial Result

In 2Q18, the financial income totaled R$255.0 million, an 88.6% increase, against the R$135.2 million recorded in 2Q17, mainly due to the reimbursement from suppliers of wind farm assets of Complex Brisa Potiguar in the amount of R$53.2 million and CRC’s largest monetary variation, reflecting the higher inflation (4.10% IGP-DI in the 2Q18).

Financial expenses totaled R$359.9 million, 9.5% drop over 2Q17, mainly due to SELIC rate’s reduction (in 2Q18 the DI average was of 6.39% over 10.92% in 2Q17). The higher balance of financing and debentures partially offset the decrease in the financial expenses.

2.6 Consolidated Net Income

In 2Q18, Copel recorded net income of R$352.6 million, 133.5% amount higher than the R$151.0 million registered in the same period of 2017. Already in the first half of 2018, net income increased by 21.8%, closing the period by R$692.2 million.

Earnings Release 2Q18

2.7 Consolidated Income Statement

R$'000

Income Statement	2Q18 (1)	1Q18 (2)	2Q17 (3)	Var.% (1/3)	1H18 (4)	1H17 (5)	Var.% (4/5)
OPERATING REVENUES	**3,605,830**	**3,348,681**	**3,173,229**	**13.6**	**6,954,511**	**6,470,240**	**7.5**
Electricity sales to final customers	1,300,251	1,318,858	1,091,723	19.1	2,619,109	2,225,260	17.7
Electricity sales to distributors	581,921	617,568	773,830	(24.8)	1,199,489	1,498,029	(19.9)
Use of the main distribution and transmission grid	883,104	765,409	832,386	6.1	1,648,513	1,967,930	(16.2)
Construction revenue	263,258	198,598	175,410	50.1	461,856	394,816	17.0
Fair value of assets from the indemnity for the concession	13,291	9,568	(884)	-	22,859	5,445	319.8
Revenues from telecommunications	89,543	86,564	75,225	19.0	176,107	145,137	21.3
Distribution of piped gas	118,747	113,171	124,877	(4.9)	231,918	242,504	(4.4)
Result of Sectorial financial assets and liabilities	315,896	203,469	67,793	366.0	519,365	(80,184)	-
Other operating revenues	39,819	35,476	32,869	21.1	75,295	71,303	5.6
OPERATING COSTS AND EXPENSES	**(2,997,886)**	**(2,786,599)**	**(2,699,384)**	**11.1**	**(5,784,485)**	**(5,207,105)**	**11.1**
Electricity purchased for resale	(1,477,445)	(1,190,436)	(1,338,470)	10.4	(2,667,881)	(2,414,979)	10.5
Charge of the main distribution and transmission grid	(309,807)	(314,472)	(140,179)	121.0	(624,279)	(309,190)	101.9
Personnel and management	(297,898)	(390,310)	(319,142)	(6.7)	(688,208)	(625,240)	10.1
Pension and healthcare plans	(59,457)	(61,003)	(58,016)	2.5	(120,460)	(117,154)	2.8
Materials and supplies	(17,774)	(19,011)	(19,588)	(9.3)	(36,785)	(38,959)	(5.6)
Materials and supplies for power eletricity	(9,643)	(8,693)	(8,427)	14.4	(18,336)	(13,488)	35.9
Natural gas and supplies for the gas business	(82,015)	(77,421)	(87,496)	(6.3)	(159,436)	(169,835)	(6.1)
Third-party services	(147,294)	(133,203)	(129,676)	13.6	(280,497)	(250,586)	11.9
Depreciation and amortization	(189,954)	(177,210)	(184,116)	3.2	(367,164)	(367,194)	(0.0)
Provisions and reversals	(99,644)	(116,041)	(98,526)	1.1	(215,685)	(197,225)	9.4
Construction cost	(268,850)	(209,971)	(242,370)	10.9	(478,821)	(517,099)	(7.4)
Other cost and expenses	(38,105)	(88,828)	(73,378)	(48.1)	(126,933)	(186,156)	(31.8)
EQUITY IN EARNINGS OF SUBSIDIARIES	**35,366**	**28,518**	**49,285**	**(28.2)**	**63,884**	**82,998**	**(23.0)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**643,310**	**590,600**	**523,130**	**23.0**	**1,233,910**	**1,346,133**	**(8.3)**
FINANCIAL RESULTS	**(104,911)**	**(69,667)**	**(262,241)**	**(60.0)**	**(174,578)**	**(418,262)**	**(58.3)**
Financial income	254,983	205,395	135,229	88.6	460,378	298,816	54.1
Financial expenses	(359,894)	(275,062)	(397,470)	(9.5)	(634,956)	(717,078)	(11.5)
OPERATIONAL EXPENSES/ INCOME	**538,399**	**520,933**	**260,889**	**106.4**	**1,059,332**	**927,871**	**14.2**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(185,796)**	**(181,353)**	**(109,908)**	**69.0**	**(367,149)**	**(359,620)**	**2.1**
Income tax and social contribution on profit	(195,770)	(245,607)	(133,002)	47.2	(441,377)	(326,114)	35.3
Deferred income tax and social contribution on profit	9,974	64,254	23,094	(56.8)	74,228	(33,506)	-
NET INCOME (LOSS)	**352,603**	**339,580**	**150,981**	**133.5**	**692,183**	**568,251**	**21.8**
Attributed to controlling shareholders	347,207	332,278	140,040	147.9	679,485	550,382	23.5
Attributed to non-controlling interest	5,396	7,302	10,941	(50.7)	12,698	17,869	(28.9)
EBITDA	833,264	767,810	707,246	17.8	1,601,074	1,713,327	(6.6)

Earnings Release 2Q18

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2017 are described below. Additional information can be found in the Notes to our Financial Statement.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2018, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,938.0 million, 53.8% higher than the R$1,259.7 million recorded on December 2017. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 60% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

The State of Paraná requested the Company and the Board of Directors approved, on June 16, 2016, subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement, which contemplates: (i) from April to December 2016, a total grace period for principal and interest payments; and (ii) from January to December 2017, a grace only the principal amount, but with monthly interest payments. The other clauses would be maintained, including the maintenance of the current correction and interest rates, thus not affecting the overall net present value of said agreement.

The State of Paraná complied with the agreed terms and made the payments of the monthly installments of interest estimated until December 2017. After the grace period, the State of Paraná has been complied with payments under the contracted conditions, leaving 85 monthly installments.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The current balance of the CRC is R$1,512.3 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On June 30, 2018, the Company had a net asset of R$541.4 million. More detail in our Quarterly Financial Information (Note 9).

Earnings Release 2Q18

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$621.7 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,385.8 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$1,386.5 million) and (d) the gas distribution concession agreement - Compagas (R$315.9 million).

As of June 30, 2018, the balance of the account totaled R$4,709.9 million. More details in our Quarterly Financial Information (NE n ° 10).

Accounts Receivable related to the Concession Compensation

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On June 30, 2018, the amount registered in this account was R$72.9 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 2.3% until June 30, 2018, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 6.2%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” increased by 0.3% due to investments in new assets made in the period.

Earnings Release 2Q18

3.2 Balance Sheet – Assets

Earnings Release 2Q18

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$10,184.6 million on June 30, 2018, an increase of 3.6% compared to the R$9,830.5 million recorded in 2017. This increase reflects, mainly, Copel Holding's 7th issue of debentures (R$600.0 million).

On June 30, 2018, Copel’s gross debt represented 62.9% of consolidated shareholders’ equity, which at the end of the period was R$16,180.9 million, equivalent to R$59.13 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of June 30, 2018, the Company had R$1,661.0 million in guarantees and endorsements, as shown below.

Earnings Release 2Q18

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Earnings Release 2Q18

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end 2Q18, totaled R$3,283.1 million, 5.1% higher than in December 2017 (R$3,123.5 million), distributed in lawsuits of the following natures: civil (R$1,178.8 million), fiscal (R$951.7 million), regulatory (R$794.1 million), labor (R$340.2 million) and employee benefits (R$18.3 million).

Earnings Release 2Q18

3.4 Balance Sheet – Liabilities

Earnings Release 2Q18

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

Copel GeT reported an EBITDA of R$508.5 million in 2Q18, a 21.3% increase over the R$419.2 million in 2Q17. This result mainly reflects the adjustment applied to APR as of July 2017, the start-up of new assets and the recording, in 2Q17, of an additional cost of R$67.0 million in “construction cost”, mainly due to the increase in the capex referring to Araraquara II - Taubaté transmission line, as well as reimbursement from suppliers of assets from the wind farms of the Brisa Potiguar Complex in the amount of R$72.1 million.

Furthermore, the EBITDA also was impacted by the reversal of R$72.5 million in provisions, mainly due to the improvement in the forecast of sale of electric energy from the Colíder plant, partially offset  by the provision for impairment in the Cutia Wind Complex (R$30.3 million) and Bento Miguel Complex (R$29.6 million), which affect the equity accounting line.

The result was also affected by the 5.8% decrease in eletricity sales to distributors, due to Copel GeT’s electric energy allocation strategy and the lower GSF in the period (80.6% in 2Q18 over 84.1% in 2Q17), resulting in a lower sales volume in the short-term market. There is also an increase of R$61.0 million with electricity purchased for resale, due to higher PLD in the month of June 2018 (472.87 / MWh compared to R$65.91 / MWh in June 2017) and lower GSF in the same period (70.9% in June 2018 versus 78.13% in June 2017)

It should also be noted that manageable costs, excluding estimated losses, provisions and reversals, and fees referring to the use of water resources, grew 6.6% and mainly reflect the salary policy applied as of October 2017, the organizational restructuring that resulted in the transfer of activities and of 56 employees of Copel Renováveis to Copel GeT as of September 2017, and the cost sharing among the group companies, which started to affect the result as of November 2017, besides higher costs with maintenance of the electricity system.

Disregarding the effect of the provision for indemnification related to PDI (provision of R$0.6 million in 2Q18 and R$2.0 million in 2Q17), personnel costs increased 7.4% compared to 2Q17.

Earnings Release 2Q18

Net income was of R$235.9 million in the second quarter of 2018, 60.6% higher than the R$146.9 million recorded in 2Q17.

Excluding the extraordinary events of Copel GeT, EBITDA in 2Q18 decrease 7.4% over 2Q17.

In the first six months of 2018, Copel GeT registered an operating revenue of R$1,732.7 million, down 6.7% when compared to the same period last year, while operating costs and expenses showed a 3.0% increase, totaling R$870.2 million in the period. Net income reached R$456.9 million and EBITDA totaled R$999.9 million, down, respectively, 6.7% and 11.8% when compared to that seen in the first half of 2017.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$231.4 million in 2Q18, 71.5% higher than the R$13.9 million reported in 2Q17. This result is mainly due to the average 5.85% adjustment applied to tariffs as of June 24, 2017, with an 10.28% adjustment in the energy tariff (TE) (affecting the item of electricity sales to final customers) and an 3.7% growth in the distributor’s grid market.

These effects were partially offset by (a) the increased costs with charges from the use of the system – basic network, due to the TUST adjustment in June 2017 – when the indemnification referring RBSE-assets began to incorporate the APR of the transmitters – and of the adjustment in the transmission tariff of Itaipu’s electric energy; and (b) a higher balance of provisions and reversals (R$90.7 million in 2Q18 versus R$54.4 million in 2Q17), mainly related to labor matters and benefits to employees.

Earnings Release 2Q18

The account of result of “sectorial financial assets and liabilities” totaled R$315.9 million and corresponds to the higher costs of electricity purchased for resale, mainly due to the higher hidrologic deficit (19.4% in 2Q18 versus 15.9% in 2Q17) and the average PLD (302.68/MWh in 2Q18 and R$282.96/MWh in 2Q17).

The manageable costs, excluding provisions and reversals, increased by 0.8% over 2Q17, mainly due to losses in the deactivation of assets. However, an 6.9% decrease, corresponding to R$13.2 million (2Q18 x 2Q17), was recorded in the Personnel & Management account, reflecting the decreased number of employees of the Company’s staff due to the Incentivized Resignation Plan. In the last 12 months, Copel Distribuição's staff had a decrease of 292 employees and 57 employees in 2Q18.

Disregarding the effect of the provision for indemnification related to PDI (reversal of R$0.9 million in 2Q18 and provision of R$5.6 million in 2Q17), personnel costs decreased by 3.6% over 2Q17.

The net profit of 2Q18 was of R$82.8 million, compared to R$7.9 million YoY, mainly due to, in addition to the factors mentioned above, the lower financial expense related to debt charges.

Earnings Release 2Q18

In 1H18, Copel Distribuição recorded an EBITDA of R$362.7 million, an 10.5% increase YoY. This performance was mainly impacted by the 12.6% growth in revenues with electricity sales to final customers, mainly due to the tariff adjustment as of June 2017, which adjusted the electric energy tariff (TE) by 10.28%; partially offset by an 66.7% increase in provisions due to collective labor lawsuits and of R$43.9 million with manageable costs, mainly due to provisions for PDI  totaling R$50.6 million in the first half of the year.

Excluding the extraordinary effects regarding, the EBITDA of Copel Distribuição would be R$238.9 million in 2Q18, over the R$140.5 million reported in 2Q17. In 1H18, EBITDA would be R$430.9 million, 27.5% higher than in 1H17 (R$337.9 million).

4.3 Copel Telecomunicações

Copel Telecom reported an EBITDA of R$44.0 million in 2Q18, 19.3% higher than the R$36.9 million reported in 2Q17. This result reflects the 19.2% growth in the telecommunications revenue due to the expansion of the clients base, partially offset by the 21.4% increase in manageable costs.

These costs, excluding provisions and reversals, totaled R$64.2 million in 2Q18, due to higher costs with third-party services and increased expenses with rents and leases to accommodate the facilities.

Disregarding the effect of the provision for indemnification related to the Incentivized Dismissal Plan, personnel and administrative costs declined by 1.5% compared to 2Q17 and basically reflect the wage policy applied from October 2017 and the reduction of workforce due to the Incentivized Dismissal Plan. The workforce a reduction of 21 employees in the last 12 months.

Earnings Release 2Q18

Excluding extraordinary events, Copel Telecom's EBITDA in 2Q18 increased by 16.4% over 2Q17.

Net income in 2Q18 was R$15.8 million, 1.0% higher than the R$15.6 million recorded in the second quarter of 2017. The following table presents the main indicators of Copel Telecom:

Up to June 2018, Copel Telecom's EBITDA reached R$70.7 million, 3.5% higher compared to the same period in 2017. While net income fell 16.9%, totaling R$22.6 million.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 2Q18 is shown in the following table:

R$'000

Partnerships - Jun/18	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)				
Companhia Paranaense de Gás - Compagás	686,179	423,249	245,488	25,491
Elejor - Centrais Elétricas do Rio Jordão S.A.	659,513	72,348	141,793	29,489
UEG Araucária Ltda	462,863	403,011	-	(43,193)
Jointly-controlled entities (Equity in earning)				
Costa Oeste Transmissora de Energia S.A.	101,255	70,327	6,738	4,353
Caiuá Transmissora de Energia S.A.	230,432	117,476	9,130	3,114
Cantareira Transmissora S.A	1,039,109	310,840	60,716	(25,359)
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,444,279	872,467	85,787	18,751
Integração Maranhense Transmissora de Energia S.A.	464,291	236,940	13,129	5,511
Marumbi Transmissora de Energia S.A.	165,395	112,483	10,385	5,805
Mata de Santa Genebra Transmissão S.A.	1,957,596	959,341	251,443	42,426
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,827,634	1,752,051	175,146	46,299
Paranaíba Transmissora de Energia S.A.	1,708,180	687,027	132,890	24,686
Transmissora Sul Brasileira de Energia S.A.	655,620	326,477	24,931	4,676
Voltalia São Miguel do Gostoso I Participações S.A.	217,908	215,545	-	(11,194)
Associates (Equity in earning)				
Dona Francisca Energética S.A.	137,752	128,857	35,075	21,677
Foz do Chopim Energética Ltda	78,462	52,277	21,273	15,699

Earnings Release 2Q18

5. Investment Program

The following chart shows the investment program carried in 2Q18 and schedule 2018, which was reviewed at the 175th Extraordinary Meeting of the Board of Directors, contemplating a reduction of R$50.0 million in the amount initially forecast for Copel Telecom:

Earnings Release 2Q18

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,970 GWh in the 2Q18, which represents a increase of 3.3%. This result was mainly influenced by the performance of the residential and commercial segments.

The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 14/18 (link).

Earnings Release 2Q18

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free customers in the Company’s concession area, presented an increase of 3.7% in 2Q18, as shown in the following table:

The result was mainly due to the 3.3% increase in the total consumption of the captive market in 2Q18, particularly in the residencial and commercial segment (as detailed below), and the 4.7% growth in consumption from free consumers, in particular, industrial customers in the pulp and paper, food and furniture industries.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, growth by 7.4% between April and June 2018.

The table below breaks down energy sales by consumption segment:

Earnings Release 2Q18

6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 11,033 GWh in 2Q18, representing a increase of 5.5%.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Number of Customers / Agreements			Energy Sold (GWh)					
	Jun-18	Jun-17	Var. %	2Q18	2Q17	Var. %	1H18	1H17	Var. %
Copel DIS									
Captive Market	4,600,505	4,515,938	1.9	4,970	4,813	3.3	9,979	10,149	(1.7)
Concessionaries and Licensees	3	4	(25.0)	72	131	(44.9)	163	257	(36.6)
CCEE (MCP)	-	-	-	226	845	(73.3)	315	1,424	(77.9)
Total Copel DIS	**4,600,508**	**4,515,942**	**1.9**	**5,268**	**5,789**	**(9.0)**	**10,457**	**11,830**	**(11.6)**
Copel GeT									
CCEAR (Copel DIS)	1	1	-	20	19	5	43	42	2.4
CCEAR (other concessionaries)	37	28	32.1	204	201	1.5	413	413	(0.0)
Free Customers	52	53	(1.9)	951	976	(2.6)	1,860	1,865	(0.2)
Bilateral Agreements (Copel Comercialização)		-	-	736	-	-			
Bilateral Agreements [1]	50	32	56.3	1,429	2,104	(32.1)	2,743	3,964	(30.8)
CCEE (MCP) [2]	-	-	-	730	864	(15.5)	1,080	1,725	(37.4)
Total Copel GeT	**147**	**114**	**28.9**	**4,070**	**4,164**	**(2.3)**	**7,498**	**8,009**	**(6.4)**
Wind Farms Complex									
CCEAR (other concessionaries)	112	112	-	209	209	-	416	416	-
CER	3	3	-	89	89	-	177	177	-
Total Wind Farm Complex	**115**	**115**	**-**	**298**	**298**	**-**	**593**	**593**	**-**
Copel Comercialização									
Free Customers	272	75	263	464	159	192	944	254	272
Bilateral Agreements	176	12	1,367	1,045	50	1,990	1,869	102	1,728
CCEE (MCP) [2]	-	-	-	9	1	800	9	1	800
Total Copel Comercialização	**-**	**142**	**- 100**	**1,518**	**210**	**623**	**2,822**	**357**	**690**
Total Copel Consolidated	**4,600,770**	**4,516,313**	**1.9**	**11,154**	**10,461**	**6.6**	**21,370**	**20,789**	**2.8**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, does not consider the impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

1 This item presents a balance different from what was published in the Notice to the Market 14/18, as a result of CCEE's re-balances, which impacted Copel Distribuição's MCP line in 2018.

Earnings Release 2Q18

6.5 Energy Flow

Energy Flow – Copel Dis

Energy Flow – Copel GeT

Earnings Release 2Q18

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

Earnings Release 2Q18

Consolidated Energy Flow (Jan to Jun 18)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Earnings Release 2Q18

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Jun-18 (1)	Mar-18 (2)	Jun-17 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	616.8	258.62	228.12	208.10	13.4	24.3
Auction – CCEAR 2010 – H30	63.4	219.34	218.27	211.77	0.5	3.6
Auction – CCEAR 2010 – T15 [2]	55.0	261.87	187.41	129.57	39.7	102.1
Auction – CCEAR 2011 – H30	52.7	226.43	226.05	219.94	0.2	3.0
Auction – CCEAR 2011 – T15 [2]	54.2	188.56	163.35	190.57	15.4	(1.1)
Auction – CCEAR 2012 – T15 [2]	107.5	246.71	299.22	223.17	(17.5)	10.5
Auction – CCEAR 2014 - 2019 [3]	109.0	518.26	144.49	144.29	258.7	259.2
Auction – CCEAR 2014 - 2019 [4]	-	-	333.19	333.18	-	-
Auction 2016 - T20[2]	14.0	161.30	161.57	160.83	(0.2)	0.3
Angra	115.2	251.45	243.33	229.71	3.3	9.5
CCGF [5]	714.2	83.44	75.84	60.16	10.0	38.7
Santo Antônio	120.1	140.78	139.84	136.12	0.7	3.4
Jirau	222.3	123.82	123.00	119.73	0.7	3.4
Others Auctions [6]	204.9	211.58	185.20	165.84	14.2	27.6
Bilaterals	135.4	245.06	240.53	240.53	1.9	1.9
Total / Tariff Average Supply	**2,584.8**	**195.30**	**165.32**	**152.14**	**18.1**	**28.4**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição

Earnings Release 2Q18

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 27,986. In June 2018 the Company’s capital was as follows:

Earnings Release 2Q18

7.2 Stock Performance

From January to June 2018, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of June 2018, the market value of Copel considering the prices of all markets was R$5,593.0 million.

Out of the 64 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.2% of the portfolio, with a Beta index of 1.2.

Copel also accounted for 4.8% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

On the B3, Copel’s common closed the period at R$19.21, with a negative variation of 10.2% and class B preferred shares closed the period at R$21.92, with a negative variation of 12.1%. In the same period the Ibovespa had negative change of 4.8%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$5.58, with a negative variation of 26.9%. Over this period, the Dow Jones Index negative by 1.8%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 35.0% of the trading sessions and closed the period at €4.78, with a negative variation of 24.0%. In the same period the Latibex All Shares index was negative of 2.6%.

The table below summarizes Copel’s share prices in 2Q18.

Earnings Release 2Q18

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Earnings Release 2Q18

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 1H18.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Earnings Release 2Q18

Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and physical guarantee of 1MW average) after the final term of the concession. However, its operation was suspended in September 2014 due to flood damage in July of that year. On July 5, 2018, the ANEEL through Authorization Resolution No. 7.050 of June 5, 2018 extinguished the concession of the plant without the reversion of the assets to the granting authority, considered unfeasible to the continuity of the service and therefore, freely available to Copel GeT, being the company responsible by demobilization and eventual disposal of the assets. On July 4, 2018, the Company appealed the decision.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 411,9 GWh in 1H18, as shown in the following chart:

Earnings Release 2Q18

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

Earnings Release 2Q18

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project is part of the Brazilian Government’s Growth Acceleration Program - PAC and will consist of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The BNDES endorsed the qualification of the Colíder HPP for feasibility analysis of financial support and the financing agreement, in the amount of R$1,041.5 million (Note 23). The amounts released up to June 30, 2017 total R$1,005.1 million.

Due to force majeure events and government acts, such as fire in the construction site, difficulties related to environmental licensing, supplier delays in equipment delivery and services related to electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, so that the commercial generation of the plant was delayed, with the first generating unit being planned for August 2018, while the third (and last) generating unit is scheduled to come on stream in, December 2018. As a result of these events, there is recorded for this project a balance of estimated losses due to impairment of the asset in the amount of R$599.1 million on June 30, 2018 against R$683.0 million on January 1, 2018, reversal of R$83.9 million in 1H18, mainly due to the improvement in the expectation of energy commercialization.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$167.66 on June 30, 2018. A total of 125 average-MW was traded, to be supplied beginning January 2015, for 30 years. Copel GeT filed with Aneel a request for exclusion of liability, so that the obligation to supply the energy sold is postponed. The request was not accepted in first instance; however, the Company exercised its right to appeal and filed a motion for rehearing, which was denied on March 14, 2017. As Copel GeT does not agree with the decision, it filed another motion for rehearing, which was denied on a final basis on July 4, 2017. Not agreeing with the decision, Copel GeT again requested the reconsideration, which was definitively denied on July 4, 2017. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder. Copel GeT has been honoring energy supply agreements as follows:

Earnings Release 2Q18

• from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

• from June 2016 to December 2018: partial reduction in June 2016 through a Bilateral Agreement and reduction of all Energy Commercialization Agreements in the Regulated Environment – CCEARs between July 2016 and December 2018 through a Bilateral Agreement and participation in the Mechanism for Compensation of Surpluses and Deficits – MCSD of New Energy.

The assured power of 177.9 average MW of the plant, established by Ordinance MME nº 258, on December 21, 2016, was increased to 178.1 average MW, according to MME Ordinance No. 213 / SPE, of July 14 2017.

On June 30, 2011, expenditures at HPP Colíder amounted to R$2.3 billion.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Consórcio Baixo Iguaçu (CEBI). The purpose of the consortium is to build and operate the HPP Baixo Iguaçu, with an installed capacity of 350.2 MW and assured power of 171.3 average-MW located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in January 2019 and units 2 and 3, for February 2019 and March 2019, respectively.

Work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

Earnings Release 2Q18

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

On November 7, 2017, Aneel recognized an additional 46 days of exclusion of liability for the delay in the implementation of the Baixo Iguaçu HPP, barring any penalties and contractual, commercial or regulatory obligations arising from the delay. The project already had 746 days of exclusion of liability; therefore, its concession term will now expire on October 30, 2049 and supply of the Energy Commecialization Agreements shall begin on November 12, 2018.

At the construction site, the works is proceeding at a rapid pace. The activities of the second phase diversion, assembly of the powerhouse and the spillway are in full swing, as well as the implementation of the transmission system and the land and socio-environmental programs.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 312.9 MW, as follows:

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

Earnings Release 2Q18

• Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh updated by the variation of the IPCA to R$181.24 in June 30, and the startup for commercial generation of these farms is scheduled for August 2018; and

• Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, updated by the variation of the IPCA to R$171.52 in June 30, and the initial startup for commercial generation of these farms is January 2019.

The following are the relevant milestones for the execution of the works from January 2016 to June 2018:

In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets of R$382.6 million, compared to R$322.7 million on March 31, 2018, the same amount recorded on December 31, 2017. The observed movements are mainly due to the updating of the estimated capex value and reduction of the generation expectation, and for the Cutia Wind Complex by the change in the expectation of the start-up, starting in August 2018.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Earnings Release 2Q18

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,074 km of transmission lines and 4 substations and will generate APR of R$234.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

Earnings Release 2Q18

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Earnings Release 2Q18

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In June 2018, the total length of compact-design distribution lines in operation was 9,949 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed June 2018 at 17,821 km.

Earnings Release 2Q18

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In June 2018, the backbone cable network extended for 10,359 km and the access network extended for 22.411 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

Earnings Release 2Q18

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 327.2 MW of installed capacity to the Company's portfolio.

Earnings Release 2Q18

Copel, in partnership with others companies is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Gas Exploration and Production (Paraná Gás Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking".

Due to the ruling rendered regarding the Public Civil Action referred to above (in the lower court), issued on June 7, 2017, stating the nullity of the bidding procedure and the respective agreements signed for the areas of the Rio Paraná Basin, and the lack of compliance prospects of the object of ANP’s 12th Round of Bids, the consortium resolved to request to ANP the discharge from its contractual obligations under the 12th Round of Bids without charges to the bidders, with the consequent refund of the signature bonus, reimbursement of the guarantee costs incurred and discharge of the guarantees presented (application filed at ANP on June 6, 2017).

Earnings Release 2Q18

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q18 at 8,104 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of June, Copel Distribuição had 4,600,505 customers, representing a consumer-to-employee ratio of 818. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 160, 07 and 17 employees, respectively.

Earnings Release 2Q18

9.2 Main Operational Indicators

Earnings Release 2Q18

9.3 Conference Call 2Q18 Results

Information about 2Q18 Results Conference Call:

>        Thursday, August 16, 2018, at 10:00 a.m. (Brazilian time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Release 2Q18

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1H18	1H17
Cash flows from operating activities		
Net income for the period	**692,183**	**568,251**
Adjustments to reconcile net income with the cash provided by operating activities	**663,425**	**1,248,407**
Depreciation and Amortization	367,164	367,194
Unrealized monetary and exchange variations, net	372,857	500,371
Remuneration of transmission concession contracts	(82,977)	(41,103)
Sectoral assets and liabilities result	(566,122)	80,184
Interest - bonus from the grant	(47,853)	(42,359)
Gain on remeasurement of the cash flow from the RBSE assets	(97,937)	(280,829)
Equity in earnings of subsidiaries	(63,884)	(82,998)
Recognition of fair value of accounts receivable related to concession	(22,859)	(6,164)
Income Tax and Social Contribution	441,377	326,114
Deferred Income Tax and Social Contribution	(74,228)	33,506
Net operational provisions and reversals	215,685	197,225
Appropriation of actuarial calculation of post-employment benefits	48,517	48,215
Appropriation of pension and healthcare contribution	82,915	72,939
Provision for research and development and energy efficiency	60,408	53,885
Write off of intangible assets related to concession - goodwill	1,485	16
Write off of property, plant, and equipment	4,973	3,168
Write off of intangible assets	23,904	19,043
Decrese (increase) in assets	**735,609**	**(156,585)**
Increase (reduction) of liabilities	**(52,346)**	**20,141**
Income tax and social contribution paid	(345,225)	(185,986)
Charges on loans and financing paid	(157,799)	(175,304)
Charges paid debentures	(205,779)	(283,144)
Net cash generated by operating activities	**1,330,068**	**1,035,780**
Cash flows from investing activities		
Bonds and securities	(8,592)	(8,280)
Loans to related parties	-	(5,145)
Receipt of loans to related parties	116,849	12,493
Additions in investments	-	(176,841)
Reduction of capital in investees	35,280	73,361
Additions to property, plant, and equipment	(840,768)	(564,075)
Additions to intangible	(288,821)	(348,077)
Customer contributions	52,245	53,056
Net cash generated (used) by investing activities	**(933,807)**	**(963,508)**
Cash flows from financing activities		
Loans and financing obtained	630,000	691,378
Debentures Issued	600,000	522,521
Amortization of principal amounts of loans and financing	(237,131)	(275,178)
Amortization of principal amounts of debentures	(709,158)	(371,238)
Dividends and interest on own capital paid	(15,899)	(197,880)
Net cash used by financing activities	**267,812**	**369,603**
Increase (decrease) in cash and cash equivalents	**664,073**	**441,875**
Cash and cash equivalents at the beginning of the year	1,040,075	982,073
Cash and cash equivalents at the end of the year	1,704,148	1,423,948
Variation in cash and cash equivalents	**664,073**	**441,875**

Earnings Release 2Q18

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Earnings Release 2Q18

Income Statement – Copel Distribuição

Earnings Release 2Q18

Income Statement – Copel Telecomunicações

Earnings Release 2Q18

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Jun-18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,236,894**	**3,684,152**	**93,010**	**181,897**	**77,255**	**62,521**	**210,599**	**349,593**	**1,205,013**	**(1,028,139)**	**6,072,795**
Cash and cash equivalents	398,904	651,940	4,930	90,174	39,243	53,473	75,750	255,425	134,309	-	1,704,148
Bonds and securities	-		-		-	-	1,289	-	92	-	1,381
Collaterals and escrow accounts	-	41,942	-	129	-	-		-	129	-	42,200
Customers	415,036	2,017,526	55,492	66,587	24,511	-	116,785	36,481	-	(108,397)	2,624,021
Dividends receivable	105,874	-	-	-	-	-	-	12,966	431,475	(482,062)	68,253
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	177,354	-	177,354
Sectorial financial assets	-	333,717	-	-	-	-	-	-	-	-	333,717
Account receivable related to concession	149,996	-	-	-	-	-	-	-	-	-	149,996
Other current receivables	97,322	353,107	9,383	1,298	5,591	129	765	17,695	9,567	(314)	494,543
Inventories	28,290	73,657	6,928	2,446	-	-	-	-	-	-	111,321
Income tax and social contribution	9,648	92,053	8,500	20,628	-	6,468	3,650	5,344	44,001	-	190,292
Other current recoverable taxes	19,703	96,536	7,764	149	-	2,451	12,360	335	329	-	139,627
Prepaid expenses	7,724	19,320	13	486	7,910	-	-	-	-	-	35,453
Related parties	4,397	4,354	-	-	-	-	-	21,347	407,757	(437,366)	489
NON-CURRENT	**15,040,104**	**8,114,362**	**1,056,976**	**504,282**	**582,258**	**400,342**	**34,725**	**3,643,900**	**17,627,620**	**(18,597,364)**	**28,407,205**
Long Term Assets	**3,991,850**	**2,318,147**	**71,686**	**470,592**	**24,203**	**68,554**	**32,031**	**167,151**	**1,879,998**	**(156,777)**	**8,867,435**
Bonds and securities	115,134	1,044	-	7,354	-	-	-	108,958		-	232,490
Other temporary investments	-	-	-	-	-	-	-	-	18,902	-	18,902
Collaterals and escrow accounts	-	87,046	-	-	-	-	-	-	-	-	87,046
Customers	111,953	70,402	20,879	-	-	-	-	-	-	-	203,234
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,334,940	-	1,334,940
Judicial deposits	73,114	308,660	12,834	49,976	78	11,053	181	314	121,962	-	578,172
Sectoral financial assets	-	301,302	-	-	-	-	-	-	-	-	301,302
Account receivable related to concession	3,524,268	719,777	-	315,898	-	-	-	-	-	-	4,559,943
Accounts receivable related to the concession extension	72,893	-	-	-	-	-	-	-	-	-	72,893
Other receivables	24,238	39,424	104	97,254	-	18,241	-	5,181	-	-	184,442
Income tax and social contribution	640	17,320	-	-	-	-	-	-	65,746	-	83,706
Deferred income tax and social contribution	-	730,425	25,449	-	24,125	39,260	31,850	-	135,177	-	986,286
Other recoverable taxes	62,926	42,747	12,420	-	-	-	-	78	84,812	-	202,983
Prepaid Expenses	6,684	-	-	110	-	-	-	-	36	-	6,830
Receivables from subsidiaries	-	-	-	-	-	-	-	52,620	118,423	(156,777)	14,266
Investments	**4,600,417**	**1,345**	**-**	**-**	**-**	**7,053**	**2,454**	**1,083,645**	**15,745,038**	**(18,809,821)**	**2,630,131**
Property, Plant and Equipment, net	**6,357,799**	**-**	**969,756**	**-**	**389,972**	**324,610**	**52**	**2,392,463**	**867**	**-**	**10,435,519**
Intangible Assets	**90,038**	**5,794,870**	**15,534**	**33,690**	**168,083**	**125**	**188**	**641**	**1,717**	**369,234**	**6,474,120**
TOTAL	**16,276,998**	**11,798,514**	**1,149,986**	**686,179**	**659,513**	**462,863**	**245,324**	**3,993,493**	**18,832,633**	**(19,625,503)**	**34,480,000**

[1] Wind Farms, Copel Renováveis and Copel Comercialização

ubject to rounding.

Earnings Release 2Q18

R$'000

Assets - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	**1,053,154**	**3,609,663**	**102,002**	**151,966**	**77,216**	**99,101**	**187,966**	**302,912**	**998,294**	**(880,440)**	**5,701,834**
Cash and cash equivalents	299,234	174,468	31,977	84,079	37,905	51,264	97,068	207,247	56,833	-	1,040,075
Bonds and securities	-	-	-	-	-	-	1,251	-	90	-	1,341
Collaterals and escrow accounts	-	59,146	-	97	-	-	-	-	129	-	59,372
Customers	345,736	2,184,280	44,453	44,161	25,380	39,151	73,027	40,811	-	(63,759)	2,733,240
Dividends receivable	100,193	-	-	-	-	-	2,008	12,966	459,464	(493,816)	80,815
Account receivable related to concession	149,744	-	-	-	-	-	-	-	-	-	149,744
Other current receivables	76,247	307,261	3,100	1,561	4,722	1,284	297	7,979	8,287	(1,387)	409,351
Inventories	29,063	71,653	7,356	2,487	-	-	-	-	-	-	110,559
Income tax and social contribution	6,522	440,040	8,154	19,440	-	7,402	1,773	4,299	14,055	-	501,685
Other current recoverable taxes	18,257	160,547	6,825	-	-	-	11,998	329	276	-	198,232
Prepaid expenses	9,366	21,090	61	141	9,209	-	-	-	-	-	39,867
Related parties	18,792	19,569	76	-	-	-	544	29,281	292,051	(321,478)	38,835
NON-CURRENT	**14,401,871**	**7,919,925**	**952,739**	**480,944**	**598,234**	**407,959**	**20,403**	**2,931,439**	**16,957,672**	**(17,210,643)**	**27,460,543**
Long Term Assets	**3,830,993**	**2,167,690**	**69,543**	**437,056**	**27,885**	**66,859**	**17,703**	**163,135**	**1,967,632**	**(140,870)**	**8,607,626**
Bonds and securities	104,157	1,012	-	7,172	-	-	-	105,981	-	-	218,322
Other temporary investments	-	-	-	-	-	-	-	-	18,727	-	18,727
Collaterals and escrow accounts	-	75,665	-	-	-	-	-	-	-	-	75,665
Customers	111,953	121,363	27,766	-	-	-	-	-	-	-	261,082
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	1,349,253	-	1,349,253
Judicial deposits	84,462	305,075	12,376	49,984	77	10,952	129	307	119,167	-	582,529
Account receivable related to concession	3,372,504	684,206	-	303,668	-	-	-	-	-	-	4,360,378
Accounts receivable related to the concession extension	68,859	-	-	-	-	-	-	-	-	-	68,859
Other receivables	21,604	29,758	104	76,122	-	16,647	-	5,181	-	-	149,416
Income tax and social contribution	632	17,040	-	-	-	-	-	-	158,808	-	176,480
Deferred income tax and social contribution	-	712,976	18,671	-	24,775	39,260	17,574	-	102,236	-	915,492
Other recoverable taxes	57,281	48,986	10,626	-	-	-	-	66	15	-	116,974
Prepaid Expenses	9,541	-	-	110	3,033	-	-	-	-	-	12,684
Receivables from subsidiaries	-	-	-	-	-	-	-	51,600	219,426	(140,870)	130,156
Investments	**4,235,657**	**1,362**	**-**	**-**	**-**	**7,053**	**2,457**	**782,081**	**14,987,607**	**(17,445,574)**	**2,570,643**
Property, Plant and Equipment, net	**6,244,837**	**-**	**866,489**	**-**	**397,786**	**333,889**	**57**	**1,985,562**	**830**	**-**	**9,829,450**
Intangible Assets	**90,384**	**5,750,873**	**16,707**	**43,888**	**172,563**	**158**	**186**	**661**	**1,603**	**375,801**	**6,452,824**
TOTAL	**15,455,025**	**11,529,588**	**1,054,741**	**632,910**	**675,450**	**507,060**	**208,369**	**3,234,351**	**17,955,966**	**(18,091,083)**	**33,162,377**

[1] Wind Farms and Copel Renováveis

ubject to rounding.

Earnings Release 2Q18

R$'000

Liabilities - Jun/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	3,135,482	2,906,551	159,829	148,102	118,458	37,161	118,149	691,820	1,439,173	(1,030,220)	7,724,505
Social charges and accruals	115,044	255,971	32,421	9,706	378	349	3,676	136	11,554	-	429,235
Associated companies and parent company	4,627	6,952	6,252	-	-	-	164	417,830	470	(436,295)	-
Suppliers	166,187	1,136,964	79,547	111,148	3,419	5,622	110,210	167,817	2,827	(110,853)	1,672,888
Income Tax and Social Contribution payable	158,352	-	-	1,529	10,507	-	-	7,599	4,475	-	182,462
Other taxes	84,807	285,242	8,551	7,104	2,045	467	8	6,081	591	-	394,896
Loans and financing	1,259,424	355,748	5,796	-	-	-	-	29,191	119,834	(1,010)	1,768,983
Debentures	936,920	283,517	8,420	15,559	10,093	-	-	20,486	919,899	-	2,194,894
Dividends payable	289,500	98,968	15,405	-	21,922	30,718	3,717	34,552	266,022	(482,062)	278,742
Post employment benefits	14,295	38,018	1,933	-	-	-	5	29	69	-	54,349
Customer charges due	11,958	103,104	-	-	-	-	-	-	-	-	115,062
Research and development and energy efficiency	74,099	185,480	-	-	8,098	-	-	-	-	-	267,677
Payables related to concession	3,927	-	-	-	61,566	-	-	-	-	-	65,493
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	16,342	156,587	1,504	3,056	430	5	369	8,099	172	-	186,564
Provisions for litigation	-	-	-	-	-	-	-	-	113,260	-	113,260
NON-CURRENT	4,260,887	3,206,566	474,040	114,828	468,707	22,691	1,838	657,475	1,522,309	(154,696)	10,574,645
Associated companies and parent company	-	-	-	-	-	-	-	51,556	-	(51,556)	-
Suppliers	30,105	-	-	20,305	-	-	-	-	-	-	50,410
Deferred income tax and social contribution	118,929	-	-	16,852	-	-	-	8,941	-	-	144,722
Tax liabilities	171,027	597,365	8,218	-	-	3,339	159	314	2,483	-	782,905
Loans and financing	1,124,437	273,838	7,657	-	-	-	-	319,130	772,029	(103,140)	2,393,951
Debentures	1,816,844	742,261	402,555	14,638	-	-	-	254,930	595,523	-	3,826,751
Post-employment benefits	219,860	566,619	34,062	5,658	-	695	1,566	513	4,227	-	833,200
Research and development and energy efficiency	45,944	232,100	-	-	-	18,657	-	-	-	-	296,701
Payables related to the concession	43,595	-	-	-	468,707	-	-	-	-	-	512,302
Sectorial financial liabilities	-	93,583	-	-	-	-	-	-	-	-	93,583
Other payables	22,815	1,892	-	57,210	-	-	-	21,914	509	-	104,340
Tax, social security, labor and civil provisions	667,331	698,908	21,548	165	-	-	113	177	147,538	-	1,535,780
EQUITY	8,880,629	5,685,397	516,117	423,249	72,348	403,011	125,337	2,644,198	15,871,151	(18,440,587)	16,180,850
Attributable to controlling shareholders	8,880,629	5,685,397	516,117	423,249	72,348	403,011	125,337	2,644,198	15,871,151	(18,750,286)	15,871,151
Capital	5,528,226	5,235,943	316,098	220,966	35,503	707,440	66,289	2,756,939	7,910,000	(14,867,404)	7,910,000
Advance for Future Capital Increase	-	8,000	11,200	-	-	-	24,170	784,422	-	(827,792)	-
Reservas de capital	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	847,925	1,509	5,998	(657)	256	-	(668)	1,646	857,999	(856,009)	857,999
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,508	4,077	844,398	(641,996)	844,398
Retained earnigs	1,548,961	213,908	140,784	151,532	-	-	41,312	35,222	5,557,843	(2,131,719)	5,557,843
Accrued earnings (losses)	490,671	108,804	21,722	25,491	29,489	(304,429)	(8,274)	(938,108)	700,911	574,634	700,911
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	309,699	309,699
TOTAL	16,276,998	11,798,514	1,149,986	686,179	659,513	462,863	245,324	3,993,493	18,832,633	(19,625,503)	34,480,000

[1] Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 2Q18

R$'000

Liabilities - Dec-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Other[1]	Holding	Eliminations	Consolidated
CURRENT	1,941,599	2,872,432	114,511	147,743	164,574	38,386	73,107	581,110	1,057,679	(881,227)	6,109,914
Social charges and accruals	81,040	188,369	25,586	8,800	284	291	2,410	210	6,977	-	313,967
Associated companies and parent company	22,561	30,746	5,319	-	-	-	1,101	257,084	3,936	(320,747)	-
Suppliers	177,970	1,129,475	42,392	89,756	3,328	5,539	65,664	233,236	2,096	(65,879)	1,683,577
Income Tax and Social Contribution payable	45,277	-	-	-	36,964	-	22	1,580	2,467	-	86,310
Other taxes	130,256	192,079	9,002	6,583	2,079	1,536	23	3,453	476	-	345,487
Loans and financing	103,003	325,219	5,936	-	-	-	-	29,201	322,092	(785)	784,666
Debentures	947,310	262,246	7,415	25,138	30,370	-	-	20,242	339,341	-	1,632,062
Dividends payable	297,500	98,968	15,405	15,573	24,055	30,718	3,717	28,873	267,988	(493,816)	288,981
Post employment benefits	13,551	37,680	1,900	-	-	-	6	31	57	-	53,225
Customer charges due	8,393	141,632	-	-	-	-	-	-	-	-	150,025
Research and development and energy efficiency	83,642	191,359	-	-	7,467	298	-	-	-	-	282,766
Payables related to concession	4,213	-	-	-	58,411	-	-	-	-	-	62,624
Sectorial financial liabilities	-	192,819	-	-	-	-	-	-	-	-	192,819
Other accounts payable	26,883	81,840	1,556	1,893	1,616	4	164	7,200	249	-	121,405
Provisions for litigation	-	-	-	-	-	-	-	-	112,000	-	112,000
NON-CURRENT	5,104,056	3,204,453	457,035	87,409	449,149	22,470	1,751	665,277	1,690,445	(140,085)	11,541,960
Associated companies and parent company	-	-	-	-	-	-	-	51,600	-	(51,600)	-
Suppliers	30,105	-	-	13,364	-	-	-	-	-	-	43,469
Deferred income tax and social contribution	132,274	-	-	17,475	-	-	-	6,881	-	-	156,630
Tax liabilities	177,077	618,527	7,933	-	-	3,237	131	306	2,365	-	809,576
Loans and financing	1,673,034	383,783	10,401	-	-	-	-	332,086	664,020	(88,485)	2,974,839
Debentures	2,149,524	741,743	392,766	17,537	-	-	-	261,206	876,140	-	4,438,916
Post-employment benefits	215,059	552,708	32,869	5,658	-	628	1,464	497	3,995	-	812,878
Research and development and energy efficiency	36,235	194,869	-	-	-	18,605	-	-	-	-	249,709
Payables related to the concession	43,181	-	-	-	449,149	-	-	-	-	-	492,330
Sectorial financial liabilities	-	90,700	-	-	-	-	-	-	-	-	90,700
Other payables	22,149	4,098	-	33,223	-	-	-	12,549	830	-	72,849
Tax, social security, labor and civil provisions	625,418	618,025	13,066	152	-	-	156	152	143,095	-	1,400,064
EQUITY	8,409,370	5,452,703	483,195	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,069,771)	15,510,503
Attributable to controlling shareholders	8,409,370	5,452,703	483,195	397,758	61,727	446,204	133,511	1,987,964	15,207,842	(17,372,432)	15,207,842
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	66,289	1,495,153	7,910,000	(13,047,100)	7,910,000
Advance for Future Capital Increase	54,829	374,000	-	-	-	-	24,070	1,261,785	-	(1,714,684)	-
Equity valuation adjustments	881,136	1,509	5,998	(657)	256	-	(668)	1,646	895,601	(889,220)	895,601
Legal Reserves	464,846	117,233	20,315	25,917	7,100	-	2,508	4,080	844,398	(641,999)	844,398
Retained eamigs	1,548,961	213,908	140,784	151,532	-	-	41,312	40,672	5,557,843	(2,137,169)	5,557,843
Additional proposed dividends	-	-	-	-	18,868	-	-	-	-	(18,868)	-
Accrued eamings (losses)	-	-	-	-	-	(261,236)	-	(815,372)	-	1,076,608	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	302,661	302,661
TOTAL	15,455,025	11,529,588	1,054,741	632,910	675,450	507,060	208,369	3,234,351	17,955,966	(18,091,083)	33,162,377

[1] Wind Farms and Copel Renováveis

ubject to rounding.

Earnings Release 2Q18

  Income Statement by Company

ubject to rounding.

Earnings Release 2Q18

R$'000

Income Statement 2Q17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	646,867	135,827	2,160,696	93,124	126,005	73,989	-	78,606	-	(141,885)	3,173,229
Electricity sales to final customers	157,081	-	915,180	-	-	-	-	20,228	-	(766)	1,091,723
Electricity sales to distributors	480,577	-	243,880	-	-	73,989	-	58,261	-	(82,877)	773,830
Use of the main distribution and transmission grid (TUSD/ TUST)	-	126,538	733,537	-	-	-	-	-	-	(27,689)	832,386
Construction revenue	-	6,693	165,402	-	3,315	-	-	-	-	-	175,410
Fair value of assets from the indemnity for the concession	-	-	1,303	-	(2,187)	-	-	-	-	-	(884)
Telecommunications	-	-	-	83,249	-	-	-	-	-	(8,024)	75,225
Distribution of piped gas	-	-	-	-	124,877	-	-	-	-	-	124,877
Sectoral assets and liabilities result	-	-	67,793	-	-	-	-	-	-	-	67,793
Other operating revenues	9,209	2,596	33,601	9,875	-	-	-	117	-	(22,529)	32,869
OPERATING COSTS AND EXPENSES	(280,714)	(130,866)	(2,098,082)	(65,934)	(108,339)	(22,669)	(23,507)	(113,598)	(10,973)	155,298	(2,699,384)
Energy purchased for resale	(12,087)	-	(1,360,959)	-	-	(6,602)	-	(42,398)	-	83,576	(1,338,470)
Charges of the main distribution and transmission grid	(73,375)	-	(81,680)	-	-	(2,875)	(5,911)	(3,829)	-	27,491	(140,179)
Personnel and management	(43,874)	(28,836)	(191,724)	(24,971)	(7,767)	(924)	(630)	(8,701)	(11,715)	-	(319,142)
Private pension and health plans	(8,610)	(5,583)	(37,528)	(3,600)	(728)	(23)	(84)	(833)	(1,027)	-	(58,016)
Materials	(3,047)	(1,195)	(13,643)	(604)	(556)	(114)	(101)	(76)	(252)	-	(19,588)
Raw material and supplies - energy production	(7,680)	-	-	-	-	-	(747)	-	-	-	(8,427)
Natural gas and supplies for gas business	-	-	-	-	(87,496)	-	-	-	-	-	(87,496)
Third-party services	(20,925)	(6,042)	(88,782)	(15,678)	(5,693)	(3,006)	(9,464)	(4,679)	(3,920)	28,513	(129,676)
Depreciation and amortization	(67,668)	(1,191)	(72,262)	(9,699)	(7,249)	(6,825)	(5,983)	(12,940)	(299)	-	(184,116)
Provisions and reversals	3,359	(10,797)	(54,395)	(3,367)	(364)	-	-	(44,726)	(1,650)	13,414	(98,526)
Construction cost	-	(73,653)	(165,402)	-	(3,315)	-	-	-	-	-	(242,370)
Other operating costs and expenses	(46,807)	(3,569)	(31,707)	(8,015)	4,829	(2,300)	(587)	4,584	7,890	2,304	(73,378)
EQUITY IN EARNINGS OF SUBSIDIARIES	(65,473)	44,664	-	-	-	-	-	(31,948)	189,702	(87,660)	49,285
OPERATIONAL EXPENSES / INCOME	300,680	49,625	62,614	27,190	17,666	51,320	(23,507)	(66,940)	178,729	(74,247)	523,130
FINANCIAL RESULTS	(106,953)	(11,687)	(39,371)	(3,816)	(674)	(617)	546	(34,789)	(64,880)	-	(262,241)
Income tax and social contribution on profit	8,565	3,724	75,522	1,923	1,223	14,653	791	681	30,643	(2,496)	135,229
Deferred income tax and social contribution on profit	(115,518)	(15,411)	(114,893)	(5,739)	(1,897)	(15,270)	(245)	(35,470)	(95,523)	2,496	(397,470)
EARNINGS BEFORE INCOME TAXES	193,727	37,938	23,243	23,374	16,992	50,703	(22,961)	(101,729)	113,849	(74,247)	260,889
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(87,799)	3,023	(15,296)	(7,727)	(5,773)	(17,251)	-	(5,276)	26,191	-	(109,908)
NET INCOME	105,928	40,961	7,947	15,647	11,219	33,452	(22,961)	(107,005)	140,040	(74,247)	150,981
Attributed to controlling shareholders	105,928	40,961	7,947	15,647	5,722	23,416	(18,368)	(107,005)	140,040	-	140,040
Attributed to non-controlling interest	-	-	-	-	5,497	10,036	(4,593)	-	-	-	10,941
EBITDA	368,348	50,816	134,876	36,889	24,915	58,145	(17,524)	(54,000)	179,028	(74,247)	707,246

[1] Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Earnings Release 2Q18

ubject to rounding.

Earnings Release 2Q18

R$'000

Income Statement 1H17	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other[1]	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission									
NET OPERATING INCOME	**1,355,820**	**500,416**	**4,165,015**	**180,815**	**249,709**	**142,746**	**-**	**150,889**	**-**	**(275,170)**	**6,470,240**
Electricity sales to final customers	298,908	-	1,897,505	-	-	-	-	30,366	-	(1,519)	2,225,260
Electricity sales to distributors	1,037,993	-	356,167	-	-	142,746	-	120,284	-	(159,161)	1,498,029
Use of the main distribution and transmission grid (TUSD/ TUST)	-	425,338	1,595,961	-	-	-	-	-	-	(53,369)	1,967,930
Construction revenue	-	68,862	318,030	-	7,924	-	-	-	-	-	394,816
Fair value of assets from the indemnity for the concession	-	-	6,164	-	(719)	-	-	-	-	-	5,445
Telecommunications	-	-	-	161,419	-	-	-	-	-	(16,282)	145,137
Distribution of piped gas	-	-	-	-	242,504	-	-	-	-	-	242,504
Sectoral assets and liabilities result	-	-	(80,184)	-	-	-	-	-	-	-	(80,184)
Other operating revenues	18,919	6,216	71,372	19,396	-	-	-	239	-	(44,839)	71,303
OPERATING COSTS AND EXPENSES	**(544,995)**	**(299,834)**	**(3,980,149)**	**(131,462)**	**(217,748)**	**(42,756)**	**(48,983)**	**(196,764)**	**(27,570)**	**283,156**	**(5,207,105)**
Energy purchased for resale	(18,775)	-	(2,480,485)	-	-	(10,576)	-	(65,605)	-	160,462	(2,414,979)
Charges of the main distribution and transmission grid	(148,232)	-	(188,329)	-	-	(5,698)	(11,873)	(7,262)	-	52,204	(309,190)
Personnel and management	(86,658)	(54,644)	(379,829)	(50,328)	(15,784)	(1,769)	(1,236)	(15,869)	(19,123)	-	(625,240)
Private pension and health plans	(17,355)	(11,051)	(76,221)	(7,344)	(1,467)	(44)	(168)	(1,624)	(1,880)	-	(117,154)
Materials	(5,540)	(2,317)	(27,873)	(1,172)	(1,185)	(176)	(186)	(141)	(369)	-	(38,959)
Raw material and supplies - energy production	(12,014)	-	-	-	-	-	(1,474)	-	-	-	(13,488)
Natural gas and supplies for gas business	-	-	-	-	(169,835)	-	-	-	-	-	(169,835)
Third-party services	(42,143)	(11,027)	(170,214)	(30,385)	(11,730)	(6,191)	(20,874)	(6,888)	(7,932)	56,798	(250,586)
Depreciation and amortization	(135,807)	(2,359)	(143,243)	(18,998)	(14,296)	(14,052)	(11,964)	(25,877)	(598)	-	(367,194)
Provisions and reversals	6,730	(20,082)	(113,071)	(6,076)	(340)	-	-	(69,332)	(3,039)	7,985	(197,225)
Construction cost	-	(191,145)	(318,030)	-	(7,924)	-	-	-	-	-	(517,099)
Other operating costs and expenses	(85,201)	(7,209)	(82,854)	(17,159)	4,813	(4,250)	(1,208)	(4,166)	5,371	5,707	(186,156)
EQUITY IN EARNINGS OF SUBSIDIARIES	**(90,272)**	**73,790**	**-**	**-**	**-**	**-**	**-**	**(58,980)**	**630,222**	**(471,762)**	**82,998**
OPERATIONAL EXPENSES / INCOME	**720,553**	**274,372**	**184,866**	**49,353**	**31,961**	**99,990**	**(48,983)**	**(104,855)**	**602,652**	**(463,776)**	**1,346,133**
FINANCIAL RESULTS	**(190,909)**	**(57,433)**	**(23,670)**	**(8,872)**	**2,841**	**(19,255)**	**1,987**	**(30,293)**	**(92,658)**	**-**	**(418,262)**
Income tax and social contribution on profit	16,390	6,315	153,175	4,539	10,516	15,615	2,772	22,615	72,505	(5,626)	298,816
Deferred income tax and social contribution on profit	(207,299)	(63,748)	(176,845)	(13,411)	(7,675)	(34,870)	(785)	(52,908)	(165,163)	5,626	(717,078)
EARNINGS BEFORE INCOME TAXES	**529,644**	**216,939**	**161,196**	**40,481**	**34,802**	**80,735**	**(46,996)**	**(135,148)**	**509,994**	**(463,776)**	**927,871**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(208,574)**	**(48,164)**	**(81,961)**	**(13,315)**	**(11,786)**	**(27,438)**	**-**	**(8,770)**	**40,388**	**-**	**(359,620)**
NET INCOME	**321,070**	**168,775**	**79,235**	**27,166**	**23,016**	**53,297**	**(46,996)**	**(143,918)**	**550,382**	**(463,776)**	**568,251**
Attributed to controlling shareholders	321,070	168,775	79,235	27,166	11,738	37,308	(37,597)	(143,918)	550,382	-	550,382
Attributed to non-controlling interest	-	-	-	-	11,278	15,989	(9,399)	-	-	-	17,869
EBITDA	856,360	276,731	328,109	68,351	46,257	114,042	(37,019)	(78,978)	603,250	(463,776)	1,713,327

[1] Wind Farms, Copel Renováveis and Copel Comercialização

ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 17, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.